LEWIS, RICE & FINGERSH, L.C.

ATTORNEYS AT LAW

500 N. BROADWAY, SUITE 2000
ST. LOUIS, MISSOURI 63102-2147

AARON L. PAWLITZ
DIRECT (314) 444-7859

WWW.LRF.COM
APAWLITZ@LEWISRICE.COM

TEL (314) 444-7600
FAX (314) 612-7859

January 3, 2006



VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: File Desk

> **Re:** **Farmers & Merchants Bancorp, Inc.**
> **File No. 24-10126**
> **Offering Statement on Form 1-A**

Ladies and Gentlemen:

As counsel to Farmers & Merchants Bancorp, Inc., a Missouri corporation, we enclose herewith for filing seven copies of Amendment No. 1 to the company's Offering Statement on Form 1-A, one of which has been manually signed, and seven additional copies marked to show all changes made to the Form 1-A filed with the Commission on September 22, 2005.

By letter dated November 3, 2005 the Commission provided comments on the Form 1-A. Set forth below in regular print are such comments followed by the company's responses thereto in bold, italicized print.

General

1.   When referring to page numbers, we will refer to the page numbers listed in the upper right hand corner of this offering circular.

In our responses to the Staff's comments, we will refer to the page numbers listed in the upper right hand corner of the enclosed marked copies of Amendment No. 1 to Form 1-A.

2.   Please review for mathematical and typographical errors to ensure all amounts within the offering statement reconcile, or agree, to the financial statements provided. For example, we note in the Notice of Special Meeting of Stockholders and in other places within the filing, the consideration to amend FMB's articles of incorporation to increase the number of authorized shares of common stock from 400,000 to 700,000. This number (400,000 authorized shares) is inconsistent with the authorized shares shown on the face of the FMB balance sheet (500,000 authorized shares). Please advise or revise, as necessary.

See page 148 where reference to 400,000 shares has been amended to clarify that that reference is to the number of shares of common stock. See pages 12, 22, 31, 43, and 148 where reference to the proposal to increase the authorized number of shares of common stock to 700,000 has been amended to state 800,000 and to include a statement that such amendment also would increase the authorized number of all classes of stock to 900,000.

Securities and Exchange Commission
January 3, 2006
Page 2

3.   There appears to be no discussion in the document regarding your planned activities post merger. Please revise to provide a discussion of how the post merger business would be conducted include all plans your have in place or plan to propose or advise why such disclosure is not material.

See pages 21, 148, and 149 where such discussion has been added.

4.   When discussing the voting procedures, please state the vote that will be required for approval of each proposal being voted upon.

See pages 22-24 and 46 where such requirements have been added.

Part I Notification

Item 1. Significant Parties

5.   Please include the full names for each individual in this section. For example, we note the reference to B. Stevens Plowman.

See pages 2-4 where references to "B. Stevens Plowman" have been changed to "Bayard Stevens Plowman". See page 2 where reference to "Bayard C. Plowman" has been changed to "Bayard Carson Plowman".

6.   Please explain supplementally why there is no business address for Mr. Martin.

See page 2 where Mr. Martin's business address has been inserted. Mr. Martin is self-employed.

7.   Remove the limitation in Item 1(g) that the affiliates of the issuer named in this section are "other than as listed under (a) - (e) above." All affiliates should be named in this section.

See pages 4-6.

8.   The disclosure should be revised to note if true that the securities <u>have been or will be registered</u> and will be offered in the states listed. Item 4(b) requires disclosure of the method by which the securities are to be offered.

Because an exemption from registration exists, it is not true that the securities have been or will be registered. See page 7.

Offering Circular Cover Page

9.   We note that the book value of your shares, taking into account the stock split and MCM Savings Bank, F.S.B.'s (MCM) dividend, is $26.06 per share. Assuming the value of the MCM shares will be equivalent in the exchange, it would seem that at the maximum number of 198,587, the aggregate exchange value would be greater than the $5 million limitation imposed by

LEWIS, RICE & FINGERSH, L.C.

Regulation A. Please advise how you satisfy the limitation imposed by Rule 251 of Regulation A. We may have further comment.

Rule 251 provides that in order to utilize Regulation A the cash and other consideration to be received for the offered securities may not exceed $5,000,000. As a result of the MCM Dividend, MCM's book value will be below $5,000,000. Therefore, the consideration that FMB will receive for the FMB securities to be issued in the MCM Merger will not exceed $5,000,000. See pages 10, 21, and 121 where text has been added to clarify that the MCM Dividend will decrease the book value of MCM to less than $5,000,000.

10. We note the disclosure here regarding the merger with Corn Belt Bank (CBB). Please revise to explain the significance of this transaction. It would appear that the substance of the transaction is a sale of your Farmers and Merchants Bank and Trust Company (FMB Bank) charter. Please revise to include in the appropriate sections a discussion of the details, mechanisms, and purpose of the transaction with CBB.

At pages 10, 21, and 122 existing discussions have been revised and text has been added explaining the FMB Bank Merger and the Purchase and Assumption including that such transactions result in a sale of the FMB Bank charter to Corn Belt Bank. Pages 21 and 122 discuss the details, mechanisms and purposes of the transactions with Corn Belt Bank.

11. Provide the title, amount and description of securities being offered.

The cover page provides that in the MCM Merger, each outstanding share of MCM common stock will be converted into 1.1 shares of FMB common stock. Note 1 to the table provides the maximum number of shares of FMB common stock to be issued in the MCM Merger. A cross-reference has been added to the description of the FMB common stock.

12. On the first page of the proxy statement, as delivered to security holders, state the approximate date on which the proxy statement and form of proxy are first sent or given to security holders.

See page 10. The date will be inserted once the joint proxy statement/offering circular may be mailed to shareholders.

13. Briefly mention whether there are dissenters' rights with respect to the shareholders of FMB.

See page 10 where a statement regarding the dissenters' rights of holders of FMB common stock has been added.

Summary, page 17

14. Please clarify whether F&M Financial Services Company Inc. is a wholly-owned subsidiary.

See page 20 where such clarification has been made.

15.   It would appear that you would have "filed" the applications mentioned on page 23. Please advise why the dates of which those applications were filed are omitted. On pages 109 and 110, please revise to discuss the stage you are in regarding the application processes with the regulatory bodies.

At the time the joint proxy statement/offering circular was filed with the Commission, the applications had not yet been filed. See pages 27 and 137 where the dates such applications were filed have now been inserted. Remaining blanks concerning approvals will be completed to provide shareholders with the latest information before the joint proxy statement/offering circular is mailed.

16.   When discussing your five steps, you refer to the merger of the Farmers and Merchants Bancorp (FMB) sub with MCM as the MCM merger. However, it appears your subsequent disclosure is using the term MCM merger to refer to the final result, that being the wholly owned subsidiary holding the assets of MCM and FMB Bank (minus the charter). Please revise the document to clarify your reference to the MCM merger.

We are unable to locate any use of the term "MCM merger" or "MCM Merger" to refer to the wholly-owned subsidiary holding the assets of MCM and FMB Bank (minus the FMB Bank's state bank charter). Please identify the page numbers where such use is located, and we will revise accordingly.

17.   Describe <u>any</u> substantial interest, direct or indirect, in the reorganization by the officers and directors. Later in the document, please provide greater detail regarding the interests currently mentioned on page 24.

See pages 28, 138, and 139 where such greater detail has been added.

18.   Outline briefly the statutory procedure required to be followed by dissenting security holders in order to perfect such rights for MCM dissenters, rather than simply referring to the citation, as seen on page 25.

See page 29 where text has been added regarding the statutory procedure available to dissenting MCM shareholders.

19.   In discussing the dissenters' rights on page 25, indicate whether a security holder's failure to vote against a proposal will constitute a waiver of his appraisal rights and whether a vote against a proposal will be deemed to satisfy any notice requirements under state law with respect to appraisal rights.

See page 29 and 30 where text has been added to indicate that failure to vote against a proposal will not constitute a waiver of appraisal rights so long as such shareholder does not vote in favor of the proposal. See page 29 where text has been added to indicate that a vote against the proposal is not sufficient to satisfy notice requirements under Missouri law.

20.   Provide the basis for your belief on page 25 that the combined company "will be able to achieve financial performance beyond what the two companies could achieve separately," "can combine their two operations successfully and manage them more efficiently to create cost savings the two

LEWIS, RICE & FINGERSH, L.C.

companies could not achieve separately," and "the combination will permit the companies to further enhance their presence in their markets and in their core businesses, including those that generate fee income."

See page 30 where the basis for such statements has been provided.

21.   On page 26, when discussing the recommendations of the board, please disclose whether a fairness opinion was obtained for each party.

See page 31 where such disclosure has been added.

Risk Factors, page 31

22.   Risk factor two appears broad and generic. The risk associated with a stock price decrease due to "general market conditions, economic conditions" or business prospects is a risk that affects companies in and outside of your industry. Please revise to discuss how the risk is specific to your company or remove the risk factor. If you elect to retain the risk factor, please clarify your use of the term "price" as there is currently no market for your securities and the securities are not being issued for a cash price in this offering.

See page 37 where risk factor two has been deleted.

23.   Risk factors one and three appear to address similar risks, as do risk factors 6 and 12, and 7 and 13. Please revise to combine the risk factors or advise.

See page 37 where risk factors one and three have been combined. Risk factors six and seven, on the one hand, and twelve and thirteen, on the other hand, discuss risks of the shareholders of FMB and MCM, respectively.

24.   In risk factor five, please revise to include in the subheading the potential payment to dissenters. Also, please clarify if you have received the opinion of counsel that opines you will satisfy the "substantially all" requirement of the IRC. Clearly discuss the risk if this is not classified as a reorganization.

See pages 38-39.

25.   Please revise risk factor eight to discuss specifically how the change from a state bank to thrift holding company will affect you. Are you currently holding assets that would not satisfy the federal savings association's requirements?

See page 41.

26.   Please explain your use of the term "market value" in risk factor 10 as none of the shares disclosed are publicly traded.

The use of the term "market value" has been deleted. See page 41.

Securities and Exchange Commission
January 3, 2006
Page 6

27.   Add a risk factor discussing the limited geographic region in which you conduct your business.

See page 39.

28.   Add a risk factor discussing the impact the payment of a cash dividend to MCM shareholders will have upon the combined entity.

See page 40.

29.   Add a risk factor discussing interest rate risk.

See page 40. Although we have added a risk factor, we believe that interest rate risk exists for both banks regardless of whether the reorganization is completed.

30.   Add a risk factor discussing the affiliation of the two banks prior to the merger.

We do not believe that any affiliation that may exist between the parties presents any type of risk that is unique to the transaction. Please advise us with more specificity of the risk that the staff would like to have addressed, and we will revise accordingly.

Business and Properties of FMB, page 40

31.   Please revise to explain the functions of the "loan production facilities." Also, explain F and M Financial's relationship with you.

See pages 48-49. Also see page 20 where F&M Financial's relationship to FMB is described.

32.   Please revise the disclosure on page 41 to further discuss your "NOW accounts."

See page 48.

33.   At the bottom of page 40, we note that you make secured and unsecured loans. Please revise to disclose the percentage of your loans that are secured and unsecured.

See page 48.

34.   Under the caption "FMB Products and Services," please revise to further discuss each product and service FMB Bank provides.

See page 49.

35.   If possible, on pages 42-43 please revise to discuss the market conditions as of a more recent date. Also, you state that you plan "to continue growing market share." Please revise to illustrate how your market share has grown in the past. Discuss in greater detail the competitive business conditions in your industry. For instance, we note the disclosure on page 50 that FMB's local deposit market is very competitive. Please discuss.

1247845.7

See pages 50, 51, and 63.

36.   Under the caption "FMB Marketing" please revise to elaborate on your advertising efforts. What does "some advertising" consist of? If possible, please discuss how successful your "officer calling program" has been.

See page 50.

37.   It appears that FMB Bank and MCM currently operate in close proximity to each other. Please clarify if they are currently competitors and discuss the possible effects from a merger of the two companies' assets.

See page 50-51.

38.   Please revise to provide basis for your anticipation on page 43 that the "economic conditions" of your market area will remain stable.

See page 51 where such statement has been deleted.

39.   Clarify the "certain federal bank regulators" that are required to receive notice before acquiring control of a bank or bank holding company.

See page 52.

40.   Please revise to define the term "thrift holding company." Discuss the material differences between being regulated by OTS rather than FRB.

We have deleted references to "thrift holding company" and substituted "savings and loan holding company" therefor. The material differences in regulation are described at pages 54-55.

41.   Under the caption "Community Reinvestment Act Requirements" please revise to clarify if there are any quantifiable requirements. If there are, please discuss how you have performed under such requirements.

See page 53.

42.   Please revise to clarify if you are using the term "thrift holding company" and "savings and loan holding company" synonymously.

We have changed references to "thrift holding company" to "savings and loan holding company" throughout the Form 1-A.

FMB Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Overview, page 46

LEWIS, RICE & FINGERSH, L.C.

43.   In this section discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

See page 56.

44.   We note that your non-interest income comes from several types of fees. In order to provide a better understanding of your business, please revise to provide a brief breakdown of the fees that make up your non-interest income. For instance, clarify if service fees constitute a large percentage of your non-interest income.

See page 56.

45.   In discussing the regulatory schemes that have and will affect your business operations, please revise to include a discussion of the risk regulations of the current scheme and post merger scheme. For instance, will your capital requirements change? If so, would FMB be affected by the changes?

See page 56.

46.   It would appear from the collective data provided in the MD&A section that there is a decreasing trend in FMB's return on assets, net income and other numbers which measures of your performance. In your overview, please revise to discuss this trend. Also, discuss the impact the opening of the O'Fallon office has had on your operating results.

See page 56.

47.   We note your statement that the report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please either:

- delete any references to the Private Securities Litigation Reform Act; or

- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

See pages 55-56 and 93-94, where references to the Private Securities Litigation Reform Act have been deleted.

Liquidity and Capital Requirements, page 48

48.   Please expand your disclosures to identify any known trends or any known demands, commitments, events or uncertainties (such as, rolling over your time deposits, including historical roll over data, or any notifications of withdraw) or material capital expenditures (such as planned new branches) that will result in or that are reasonably likely to result in material changes in your liquidity and capital positions.

See page 58.

Asset/Liability Management, page 48

49.   Please revise to define your use of the term "interest rate spread" when it is first used instead of later under on page 49.

See page 59.

50.   Please explain how you "achieve a closer match between periods." Also, discuss why you seek to increase the "interest rate sensitivity" of your assets. In drafting this circular, please keep in mind that the document is meant for the ordinary reasonable investor. Avoid using technical language and when possible, substitute industry terminology with plain English.

See page 59.

51.   Please revise to explain how your "marketing programs and interest rate strategies" will "extend the terms" of your deposit liabilities.

See page 59.

Yields Earned and Rates Paid, page 49

52.   We noted that your average balances are derived from month-end balances. Please revise to disclose your basis for using month-end balances instead of using a daily average basis.

See page 60.

53.   For each reported period, please revise to present average balance sheets. While the format of the average balance sheets may be condensed from the detail required by the financial statements, the condensed balance sheet must indicate the significant categories of assets and liabilities, including all major categories of interest-earning assets and interest-bearing liabilities. Refer to Item I(A) of Industry Guide 3.

See page 61.

54.   For each major category of interest-earning asset and each major category of interest bearing liability, please provide the average amount outstanding during the period and the interest earned or paid on such amount. Refer to Item I(B) of Industry Guide 3.

See page 61.

55.   Please revise to include the information required by Item I(C) of Industry Guide 3 (see also the instructions thereto). For the last two fiscal years, please present (1) the dollar amount of change in interest income and (2) the dollar amount of change in interest expense. The changes should be segregated for each major category of interest-earning asset and interest-bearing liability into amounts attributable to (a) changes in volume, (b) changes in rates and (c) changes in rate/volume. The rate/volume variances should be allocated on a consistent basis between rate and volume variances and the basis of allocation disclosed in a note the table.

See pages 61-62.

56.   Considering the comment above, regarding tax exempt income, please describe the extent of recognition of exemption from Federal, state and local taxation and the combined marginal or incremental rate used. Further, state whether yields on tax exempt obligations have been computed on a tax equivalent basis.

See page 60.

Comparison of Balance Sheets as of June 30, 2005 and December 31, 2004, page 50

57.   We note that the increase in total consolidated assets was due primarily to loan growth. Please revise to discuss the reason(s) for the increase in loans made.

See page 63.

58.   If possible, please revise to discuss the reason(s) behind the increase in cash and cash equivalents.

See page 63.

59.   We note that the repurchase of shares and payment of dividends "more than offset net income for the six months ended June 30, 2005." If possible, please revise to quantify the funds used to repurchase shares and pay dividends.

See page 63.

Comparison of Balance Sheets as of December 31, 2004 and 2003, page 50

60.   If possible, please revise to discuss the reason(s) behind the increase in cash and cash equivalents.

See page 64.

61.   In addition to disclosing the amount in which investment securities decreased, please quantify the amount it decreased from and discuss the reason(s) behind such decrease.

See page 64.

LEWIS, RICE & FINGERSH, L.C.

62.   If possible, please revise to quantify the purchase of treasury stock, payment of dividends, and unrealized losses on securities that offset your income for the year ended December 31, 2004.

See page 64.

Comparison of Operating Results as of the Six-Month Periods Ended June 30, 2005 and 2004

63.   Please revise this section to discuss the changes in the interest income and interest expense for the periods being compared and the reason(s) for the changes. Revise similar disclosure for the fiscal years ended December 31, 2004 and 2003.

See page 64-66.

Comparison of Operating Results for the Fiscal Years Ended December 31, 2004 and 2003, page 52

64.   It would appear that your disclosure that the decrease in net income was due to "higher non-interest income and lower income taxes, which more than offset higher non-interest expense" is incorrect. You had an increase in income taxes and non-interest expense, the sum of which was greater than your non-interest income. Please revise accordingly.

See page 65.

Analysis of Loan Portfolio, page 41

65.   As of the end of each reported period, please present separately the amount of Real Estate - Construction loans and Real Estate - Mortgage loans. Refer to Item III(A) of Industry Guide 3.

See page 71.

Allowances for Loan Losses, page 58

66.   Please revise your table, or provide a footnote to the table detailing the amount of recoveries for each period presented. Refer to Item IV(A) of Industry Guide 3 and the instructions thereto.

See page 72.

Non-Performing Assets, page 60

67.   Please explain the purpose of the repeated disclosure on pages 53 and 60.

The disclosure has been deleted from pages 66-67 but remains at page 74.

MCM Business, page 65

LEWIS, RICE & FINGERSH, L.C.

68.   Please provide a more detailed discussion of your business and your principal products and services. When discussing your products and services on page 66 under the caption "MCM Products," please revise to elaborate on each product or service.

See page 79-85.

69.   If possible, please revise to quantify the "maximum amount permitted by law" that deposit accounts may be insured.

See page 79.

70.   Please revise to discuss your obligations under the "agreements to sell" your fixed rate mortgages. Is it mandatory that you sell such loans or do you retain to option to hold and collect on those loans? If mandatory, discuss the time frame which you must divest such loans.

See page 79-80.

71.   Please revise to elaborate on the "special credit programs" and clarify the percentage of MCM's loans portfolio that falls within this category.

See page 80.

72.   Under the caption "MCM Competition," please revise to provide the basis for MCM's anticipation that economic conditions in its market area to remain stable.

See page 86.

73.   Please revise to provide the source for the deposit figures you have disclosed under the caption "MCM Market Area."

See page 87.

74.   We note the capital requirements from OTS's capital regulations. Please disclose your actual capital amounts for each requirement. For example, please state your actual tangible capital to total assets ratio, leverage ratio, etc.

See page 89.

Supervision and Regulation of MCM, page 67

75.   Please revise to define the acronym CAMELS.

See page 87.

76.   On page 69, we note that MCM and the post merger company are expected to meet the qualified thrift lender test. Please clarify if you will meet that test as a "domestic building and loan

LEWIS, RICE & FINGERSH, L.C.

association" under the IRC or if you will maintain "at least 65% of" your "portfolio assets" in "qualified thrift investments" and discuss any limitation(s) this would impose on your operations.

See page 90.

MCM Management's Discussion and Analysis of financial condition and Results of Operations, page 71

Overview, page 72

77.   In this section discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

See page 94.

78.   Please revise to discuss the motivations behind the sale of the Memphis branch and Fidelity Home Service. Quantify the prices each was sold for and discuss the impact these sales have had on MCM's operations.

See page 94.

Liquidity and Capital Requirements, page 74

79.   Please expand your disclosures to identify any known trends or any known demands, commitments, events or uncertainties (such as, rolling over your time deposits, or notifications of withdraw) or material capital expenditures (such as planned new branches) that will result in or that are reasonably likely to result in material changes in your liquidity and capital positions.

See pages 95-96.

80.   We noted from your table on MCMF-15 that at September 30, 2004 you have approximately $21.6 in time deposits scheduled to mature in 2005 (i.e. within one year). In light of the comment above, provide a discussion surrounding the uncertainties related to time deposits (e.g. economic trends, changes in interest rates, and losing customer base as a result of competition or mergers and acquisitions, etc.) and the potential impact to your liquidity and capital position.

See page 95-96.

81.   Please quantify amounts in your discussion (i.e. aggregate amount of time deposit with maturity dates of 12 months or less, access to capital through contractual maturities of your held to maturity securities, access to capital through FHLB advances, historical roll-over rates, etc.), where applicable.

Securities and Exchange Commission
January 3, 2006
Page 14

See pages 95-96.

<u>Asset/Liability Management, page 74</u>

82.   Please revise to explain how MCM's "marketing programs and interest rate strategies" will "extend the terms" of their deposit liabilities.

See page 97.

<u>Yields Earned and Rates Paid, page 60</u>

83.   We noted that your average balances are derived from month-end balances. Please revise to disclose your basis for using month-end balances instead of using a daily average basis.

See page 99.

84.   Please revise to include the information required by Item I(C) of Industry Guide 3 (see also the instructions thereto). For the last two fiscal years, please present (1) the dollar amount of change in interest income and (2) the dollar amount of change in interest expense. The changes should be segregated for each major category of interest-earning asset and interest-bearing liability into amounts attributable to (a) changes in volume, (b) changes in rates and (c) changes in rate/volume. The rate/volume variances should be allocated on a consistent basis between rate and volume variances and the basis of allocation disclosed in a note the table.

See page 100-01.

85.   Considering the comment above, regarding tax exempt income, please describe the extent of recognition of exemption from Federal, state and local taxation and the combined marginal or incremental rate used. Further, state whether yields on tax exempt obligations have been computed on a tax equivalent basis.

See page 99.

<u>Comparison of Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004, page 77</u>

86.   We note that MCM's investment securities held-to-maturity increased by 59.9%. Please revise to discuss the reason behind the increase in securities purchases. Is it a trend that will continue? In that regard, please revise to discuss the reason(s) for the decrease in cash and cash equivalents and mortgage-backed securities held. Also, please provide the analogous disclosure in your comparison of balance sheets for the years ended 2004 and 2003.

See page 65, 101, and 102.

<u>Comparison of Operating results as of the Nine-Month Periods Ended June 30, 2005 and 2004, page 79</u>

87.   Please revise to quantify the net interest income for the nine months ended June 30, 2004.

1247845.7

See page 103.

88.   If known, please revise to discuss the reason(s) for the decrease in interest rate spread.

See page 103.

89.   We note that MCM experienced decreases in its average balance on mortgage-backed and increases in its average balance on securities and deposits. Please revise to discuss any known reason(s) for the noted changes.

See page 103.

90.   Please revise to explain how a decrease in amortization of mortgage servicing rights would result in an increase on loan serving fees and other charges.

See page 104.

91.   Please revise to explain the customer habits that caused the decrease in income generated on checking accounts.

See page 104 and 106.

92.   Please elaborate on the land development project that was sold in May of 2005 which attributed to loss of $150,000. Clarify if this could be a recurring expense.

See page 104.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2004 and 2003, page 80

93.   Please revise this section to discuss the changes in the interest income and interest expense for the periods being compared and the reason(s) for the changes.

See page 105.

94.   We note that the increase in net interest income was primarily due to growth of MCM. Please revise to elaborate on the reason(s) for this growth. Did MCM expand the type of products it offered, opened new offices, or increase its customer base?

See page 105.

95.   We note the increases in the average balances of the mortgage-backed and other securities. Please revise to discuss any known reason(s) for the noted changes.

See page 105.

Securities and Exchange Commission
January 3, 2006
Page 16

96.   We note your disclosure here and in the previous period comparison that the decline in the refinancing market has impacted your non-interest income for both periods. Is this a trend that would affect future periods? If so, please revise to discuss the impact this trend could have on the operations of the post merger entity.

See page 106.

97.   Please revise to elaborate on the "other non-interest expense" that decreased by 35.3 percent. Discuss the known reasons behind the decrease and any trend that would lead to continuing decreases.

See page 106.

Proposal to Approve the Reorganization, page 93

98.   We do not understand how the currently outstanding shares of FMB stock will be unaffected by the transactions. There appears to be substantial dilution with regards to control of FMB. Please revise accordingly or advise.

See page 122.

Background of the Reorganization, page 95

99.   We note the disclosure regarding common shareholders. Please revise to disclose of those percentages, the portion that is owned by management.

See page 122.

100.   Provide the basis for the conclusion that "a combined organization would increase their income producing assets, allow for the reduction or elimination of overlapping expenses and result in an organization with greater diversity in location and products" or remove.

See page 123.

MCM Reasons for the Reorganization, page 97

101.   Please revise to elaborate on how the "exchange ratio" and "valuation perspectives" are beneficial factors for MCM shareholders to consider.

See page 126.

102.   Please explain how you were able to characterize the negotiations between FMB and MCM as arms-length when they are affiliated parties.

See page 126.

LEWIS, RICE & FINGERSH, L.C.

Opinion of MCM's Financial Advisor, page 98

103.   State whether MCM determined the amount of consideration to be paid or whether Feldman Financial recommended the amount of consideration to be paid.

See page 127.

104.   On page 104, we note that certain assumptions regarding adjustments and cost savings were calculated in determining the financial impact of the merger. Please revise to elaborate on those assumptions.

See page 132.

105.   We note that MCM will pay Feldman Financial $25,000 "at the closing." Please revise to clarify if this refers to the completion of the merger. If so, please revise to clearly state that the final payment to Feldman Financial is contingent on the merger being consummated and as such, Feldman Financial has a monetary interest in the merger.

See page 133.

Dissenters' Rights of FMB Shareholders, page 113

106.   Please revise to discuss how the fair value of the FMB shares are determined for dissenters.

See page 143

Material Federal Income Tax Consequences, page 116

107.   We note the discussion in this section regarding the material federal income tax consequences of this reorganization. Please file an opinion of counsel as to this and all other material tax aspects of the offering.

The opinion is attached as Exhibit 15.03.

Management and Operations After the Reorganization, page 119

108.   We note that FMB and MCM have agreed to increase the size of their respective boards. Please explain why this vote is not being included for shareholder approval.

FMB's articles of incorporation state that FMB may have between five and fifteen directors. FMB's bylaws state that FMB shall have ten directors. The increase in the size of FMB's board of directors from ten to fifteen directors can be implemented by amendment to FMB's bylaws, which requires the affirmative vote of the FMB board. FMB's bylaws permit the board of directors to fill any vacancies on the board of directors. Pursuant to the authority granted in FMB's articles and bylaws, the board of directors has decided to amend the bylaws and a vote of the shareholders therefore is not required.

MCM's federal stock charter provides that the number of authorized directors shall consist of a range of no fewer than seven nor more than fifteen members. MCM's bylaws fixes the number of authorized directors at eight members. The increase in the size of MCM's board of directors from eight members to 15 members can be implemented by amendment to MCM's bylaws, which requires only a two-thirds vote of the full current MCM board. Under MCM's Charter and Bylaws, Bylaw amendments thus can be implemented by MCM's Board of Directors and need not be submitted to MCM's stockholders. Accordingly, a vote on an increase in the size of MCM's Board is not included for shareholder approval in the Offering Circular.

109.   Please revise this section to briefly discuss management's business experience during the last five years. In doing so, disclose the time frame each person was associated with any listed entity.

See page 153.

110.   Please revise to discuss the anticipated remuneration scheme you will utilize following the merger. All material employment contracts should be filed as exhibits.

See page 152.

Unaudited Pro Forma Combined Consolidated Financial Information, page 126

General

111.   To help us understand, and to enhance a readers understanding of the reorganization, please revise your unaudited pro forma combined consolidated financial statements to provide separate pro forma adjustments (i.e. columns) for each step of the reorganization. In this regard, please revise your introductory paragraph on page 110 to briefly explain each step in the reorganization, and clearly identify the entities involved in each step and discuss any relationship or affiliations. In an effort to expedite our review of your response to this comment, please provide us with a flowchart detailing the corporate structure immediately before and after each step of the reorganization.

See pages 156, 158, and 159. Also, a flowchart is attached hereto as __Exhibit A__ for your convenience.

112.   In addition, please revise your footnotes to provide a more detailed discussion of each of the pro forma adjustments and clearly explain any assumptions involved. The footnotes should make the pro forma adjustments (and related computations) transparent to investors.

See page 159.

Security Ownership of Management and Certain Security Holders, page 116

113.   Provide a separate beneficial ownership table for MCM, since they have voting rights. Furthermore, consider providing a table indicating the anticipated beneficial ownership if the reorganization is completed.

LEWIS, RICE & FINGERSH, L.C.

See page 169.

114. The beneficial ownership tables should include all 5% or greater beneficial owners. Furthermore, include each officer and director individually in the tables, in addition to officers and directors as a group. Please refer to Item 403 of Regulation S-B or advise if you are relying upon Model B of Form 1-A.

See page 164-70.

115. Please include the percent of class owned before the merger for each individual in the table.

See page 166-70.

Management and Security Holder Relationships and Related Transactions, page 134

116. Please include a discussion in this section of the reorganization and the sale of the charter of FMB to Corn Belt, as these appear to be related party transactions.

See page 172.

117. Please revise to explain your use of the term "non-funded" in this section.

See page 170.

Description of FMB Common Stock, page 136

118. Clearly disclose the current number of shareholders of FMB and MCM. Also, state the estimated number of shareholders after the reorganization.

See page 173.

Legal Matters, page 143

119. Please disclose the name of the court or agency where the proceeding brought by beneficiaries of the James Plowman Revocable Living Trust is pending, the date proceedings began, the facts underlying the case, and the relief sought.

Since the date on which the joint proxy statement/offering circular was filed with the Commission, the lawsuit was dismissed. See pages 180-81.

Financial Statements General

120. We note that you have provided unaudited financial statements Farmers & Merchants Bancorp, Inc. However, we do not see where you have provided notes to those statements. Please provide complete disclosures in accordance with generally accepted accounting principles in the United States.

LEWIS, RICE & FINGERSH, L.C.

Notes have been provided beginning at page FMBF-7. See pages 182 and 188-99.

121. Considering the comment above, please note that issuers, who have audited statements prepared for other purposes, shall provide the audited financial statements in the offering statement (see Part F/S of Regulation A). Please advise or revise as necessary.

FMB has audited financial statements as of and for the twelve months ended September 30, 2003, and MCM has audited financial statements as of and for the twelve months ended September 30, 2004 and 2003. These audits were conducted by BKD, LLP. BKD, LLP has informed FMB that it will not provide the consent to the inclusion of such financial statements.

Consolidated Balance Sheets, MCMF-2

122. Please revise to disclose separately the amounts of interest bearing and non-interest bearing deposits.

See page 201.

Consolidated Statements of Income, MCMF-3

123. Please disclose separately, either on the face of the income statement or in the notes thereto, taxable interest income, nontaxable interest income and dividends from investment securities.

See pages 211-12.

124. Please revise to disclose the net income per share on a basic and diluted basis and the weighted average number of common shares outstanding, as required by SFAS 128.

See pages 202 and 209.

Notes to Consolidated Financial Statements

Note 15 – Stock Option Plan, MCMF-20

125. Please revise to clarify how many options were outstanding at each period ended.

See page 219.

Part III

Exhibits

126. Please file validly executed agreements. For example, we note the voting agreements filed with the reorganization agreement.

See Exhibits 5.01, 5.02, 8.01, 8.02, and 8.03.

LEWIS, RICE & FINGERSH, L.C.

127.   The index to exhibits should include all material exhibits, including those filed as attachments to the offering circular, such as the fairness opinion.

See Exhibits 8.01, 8.02, 8.03, and 15.02.

128.   Please file a validly executed legality opinion. Also, the legality opinion should refer to the number of shares being offered in the offering statements.

A validly executed legal opinion will be filed when all or substantially all of the comments of the SEC have been addressed and cleared. The form of opinion is attached. See Exhibit 11.01.

The company desires to commence the offering as soon as possible. Accordingly, we would appreciate your comments at your earliest convenience.

Please acknowledge receipt of this letter and of the enclosures on the enclosed copy of this letter and return the same to the undersigned in the enclosed self addressed, stamped envelope.

Very truly yours,



Aaron L. Pawlitz

ENCLOSURES

c: B. Stevens Plowman
John K. Pruellage, Esq.

EXHIBIT A


FMB REORGANIZATION
Summary Flowchart
Corporate Structure Before Step
Corporate Structure After Step
FMB Stock Split
FMB
MCM
FMB
FMB merger
F&M
[no change]
MCM Dividend
FMB
MCM
FMB
FMB merger
F&M
[no change]
MCM Merger
FMB
MCM
FMB
FMB merger
F&M
FMB
FMB Bank
MCM
F&M Financial
FMB Bank Merger
Corn Belt Bancorp, Inc.
Corn Belt
FMB
FMB
MCM
F&M
Corn Belt Bancorp, Inc.
Corn Belt
F&M
FMB
MCM
Purchase and Assumption
Corn Belt Bancorp, Inc.
Corn Belt
F&M
FMB
MCM
Corn Belt Bancorp, Inc.
Corn Belt
FMB
F&M Bank and Trust
F&M